FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2002, through May 29, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Total Pages = 9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: May 29, 2002

By: [signature]
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated May 24 and 28, 2002 for the month of May 2002 through May 29, 2002:

1) Press release of May 24, 2002 regarding the "Tiglio Project";
2) Press release of May 28, 2002 regarding the launch by Telecom Italia Domestic Wireline of ADSL Wireless to offer "wireless" high-speed Internet acces.

olivetti TELECOM ITALIA SEAT

PRESS RELEASE

OLIVETTI - TELECOM ITALIA GROUP: AGREEMENT SIGNED TO MAXIMIZE AND INTEGRATE REAL ESTATE INTERESTS

REAL ESTATE ACTIVITIES TRANSFERED FOR AROUND 1,580 MILLION EUROS

Rome, 24 May 2002 – In signing up to the "Tiglio Project" the Olivetti–Telecom Italia Group will transfer real-estate, land and activities worth **approximately 1,580 million euros.** In particular Olivetti's contribution will be **approximately 223 million euros,** with **gross capital gains of approximately 70 million euros,** representing a 32% margin over the overall transferral; Telecom Italia's contribution will be **around 1,304 million euros,** with **gross capital gains of 170 million euros,** representing a 33% margin excluding the Im.SER propriety subject to previous transactions and related capital gains over the overall transferral; Seat Pagine Gialle will contribute **approximately 53 million euros, with gross capital gains of around 4 million euros** representing an 8% margin. The implementation of the project is subject to obtainment of financing and to the transfer 40% of Im.SER (60% owned by Beni Stabili and 40% by Telecom Italia) real-estate to Telecom Italia Group.

Olivetti and Telecom Italia, at the end of the project and in several stages will achieve a net liquidity of 211 and 692 million euros respectively.

According to the terms of the agreement Olivetti, Telecom Itaila and Seat Pagine Gialle, will bring property, land and staff in charge of real estate asset-management activities, to two newly founded companies; at a later date they will also transfer the abovementioned assets to a closed-end real-estate fund.

This operation marks a further development stage in the project, approved by the board of directors of Olivetti, Telecom Italia and Seat Pagine Gialle in March 2002, to integrate real-estate assets and entities that provide the companies themselves with real-estate services, in order to maximize their value.

Telecom Italia
Communication& Media Relations:
+39 06 3688.2188 / 2066
www.telecomitalia.it

Investor Relations
+39.063.3688.2381/3378
www.telecomitalia.it/investor_relations

Olivetti
Ufficio Stampa e Comunicazione:
+39 0125 522885 / 2639
www.olivetti.it

Seat
Ufficio Stampa Internet & Media
+39 011 4353030
www.seat.it

TELECOM ITALIA

PRESS RELEASE

Roll-out of Broadband Wireless incorporating Wi-Fi Technology

FROM THE HOME TO MAJOR CORPORATIONS: TELECOM ITALIA'S STRATEGY FOR WI-FI, "WIRELESS" ADSL FOR FAST INTERNET ACCESS

Announcing Alice Flash, Italy's only residential Wi-Fi offer.
New solutions rolled out for companies and major corporations.
"Alice" set to become a complete competitive range of "tailored" offerings: residential connections at up to 1.2 Mbps.
Telecom Italia maintains its leadership in innovative services for the residential and business markets.
New opportunities for increased teleworking.

Rome, 28 May 2002 – Telecom Italia Domestic Wireline, Telecom Italia's fixed-line network services business unit, is launching **ADSL Wireless (incorporating Wi-Fi technology) to offer "wireless" high-speed Internet access**. This is the latest example of how Telecom Italia is maintaining its leadership in innovative services for the residential and business markets.

The new technology makes it possible to take advantage of broadband services and **surf the Internet** from anywhere within the **home** or **office, without worrying about cables, wires or telephone sockets**. This solution heralds a true revolution for families and major corporations that require office mobility tools.

➢ ***How Wi-Fi works to provide fast wireless Internet access***

Wireless technology can offer radio coverage of a large indoor area at bandwidth of up to 11 Megabits per second.

ADSL Wireless means never having to worry about setting up your PC near a telephone socket. Netsurfers have long sought greater flexibility and fewer restrictions on how and where they access the web. Not only does this solution overcome obstacles such as cabling in the home and office, it also makes it possible to share Internet access between PCs and share files and peripherals too.

ADSL Wireless allows **companies** of all sizes to offer their employees the utmost mobility, and the ability to **access the LAN/intranet and check e-mail not just from anywhere on company premises, but from any** ***Alice*****-enabled home**.

Telecom Italia ADSL Wireless offerings

Telecom Italia's ADSL packages now include a Wireless offering for residential customers **(Alice Flash)**, for businesses **(Smart Wireless)** and for major corporations **(Interbusiness** and **Hyperway Wireless)**.

Alice Flash. This residential market offering supplies always-on Internet access at speeds of 256Kbps downstream and 128Kbps upstream. The package includes one e-mail address with 40 MB of space, 20 MB of Web space, and home installation by an engineer.
Alice Flash is offered at the price of 51.95 euros per month (inclusive of VAT), which includes the provision and installation of the wireless router modem and of one wireless interface for PC, installed on site by an engineer. **This is only nine euros a month (inclusive of VAT) more than the comparable Alice Flat (all-inclusive) package.**

Smart Wireless. Three options of this package are available, designed to suit SMEs which require functional and efficient Internet access for their business needs. The three options have been designed to provide Internet access to anywhere between 1 and 15 PCs, in addition to professional Web services, all of which is bundled in a turnkey package.

- ***SMART 5.*** 256/128 Kbps access, 5 e-mail addresses with 10MB capacity, and 20 MB of web space on a customized domain. For an extra 5 euros per month on top of the basic price of 49 euros a month it is possible to add wireless functionality to the router, and receive one access device for wireless desktop or laptop PC access (price not including VAT).

- ***SMART 10.*** 640/128 Kbps access, 10 e-mail addresses with 10 MB capacity and 20MB of Web space on a customized domain. For an extra 10 euros per month on top of the basic price of 77 euros a month it is possible to add wireless functionality to the router, and receive one access device for wireless desktop or laptop PC access (price not including VAT).

- ***SMART 15.*** 640/128 Kbps access, 15 e-mail addresses with 10 MB capacity and 20MB of Web space on a customized domain. For an extra 10 euros per month on top of the basic price of 114 euros a month it is possible to add wireless functionality to the router, and receive one access device for wireless desktop or laptop PC access (price not including VAT).

Interbusiness Wireless. The package designed to cater to the Internet connectivity requirements of companies that are keen to source a professional solution characterized by extremely high-speed access and excellent standards of reliability and security. Interbusiness works over a number of access technologies at a variety of data transmission speeds all the way up to a maximum of 34

Mbit/s, and offers a number of options to enable customers to put together their own optimal package, starting from 99 euros per month. The Wireless option is available as an add-on to Interbusiness starting from 10 euros per month (prices do not include VAT).

Hyperway Wireless. This package is targeted at medium and large-sized enterprises, offering integrated IP links – voice, data and image – between all company offices, plus the ability to connect with other business partners, including teleworkers and mobile personnel, including specific remote access to the corporate intranet.
Hyperway handles data transmission speeds of up to 1Gbit/s using a range of access technologies (ADSL, CDN and fibre optics). Packages start at 78 euros per month. The Wireless option is available as an add-on to Hyperway starting from 10 euros per month (prices do not include VAT).

For more information
Communication & Media Relations
Telecom Italia Wireline Press Office: +39 06.3688.2023 - 2066
www.telecomitalia.it/press

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The forward looking statements contained in this communication relate in particular to management's forecast of financial performance for the planned integration of real-estate assets. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the impact of an economic downturn on the real-estate market;
- the continuing impact of increased competition in a liberalized market, in Telecom Italia's core fixed-line and wireless markets;
- Telecom Italia's ability to continue the introduction of new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed line business due to market share loss and pricing pressures;
- Telecom Italia's ability to achieve cost reduction targets or to continue the process of rationalizing its non-core assets;
- the impact of the economic crisis in Argentina and the events of September 11 (and the ensuing international response) on Telecom Italia's international business and on its investments and capital expenditures;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of the Group's corporate structure and the disposition of Telecom Italia's interests in various companies;
- the Group's ability to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts; and
- the Group's ability to realize the benefits of the merger of SEAT and Tin.it; and SEAT's ability to implement successfully its internet strategy.

Furthermore, the ability of the Group to achieve certain of its objectives described herein assumes the continuing rebalancing of the tariff system in order to reduce subsidization of certain tariff categories by other ones and a satisfactory determination on interconnection fees that takes into account both the obligation to provide universal service and the access deficit.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its forecasted financial results relating to the integration of its real-estate assets.